Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE

FINANCIAL SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 29 August 2016 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties under the Financial Services Framework Agreement.

The Directors have been closely monitoring the Provision of Deposit Services. However, in light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Framework Agreement. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement on 27 April 2018 to revise the Cap for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion in order to comply with Rule 14A.54 of the Listing Rules. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders’ approval at the general meeting.

As the Finance Company is a connected person of the Company under the Listing Rules, the Provision of Deposit Services constitutes continuing connected transactions of the Company under the Listing Rules. As the relevant applicable percentage ratios for the revised Cap is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Chapter 14A of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the revised Cap is higher than 5% and less than 25% on an annual basis, the Provision of Deposits Services also constitute a discloseable transaction under Chapter 14 of the Listing Rules.

CSAH and its associates are required to abstain from voting in respect of the proposed resolution to approve the Supplemental Agreement and the revised Cap.

The Company will send a circular containing, among other things, a letter of advice from the Independent Financial Adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the general meeting to be held to approve the Supplemental Agreement and the revised Cap on or before 18 May 2018.

The Supplemental Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange

Reference is made to the announcement of the Company dated 29 August 2016 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties under the Financial Services Framework Agreement.

SUPPLEMENTAL AGREEMENT

Date

27 April 2018 (after trading hours)

Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non wholly-owned subsidiary of CSAH which is owned as to approximately 66.02% by CSAH and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject matter

Pursuant to the Supplemental Agreement, the Parties have agreed to revise each of the Cap in relation to the Provision of Deposit Services and the Provision of Loan Services for the period from the effective date of Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion, subject to the Independent Shareholders’ approval. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders’ approval at the general meeting. Save for the said revision of the Cap, all other terms of the Financial Services Framework Agreement (including the provision of deposit services and the provision of loan services as set out below) shall remain unchanged.

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate rules prescribed by the PBOC from time to time for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits.

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than the interest rate rules prescribed by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the interest rate rules prescribed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans.

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2017 to 31 December 2019.

Proposed revised Cap

Pursuant to the Supplemental Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is proposed to be increased to RMB10 billion on any given day.

The revised Cap of RMB10 billion is determined principally by reference to:

(i)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 31 December 2017 and 31 March 2018 were RMB6,826 million and RMB6,185 million (unaudited), respectively;

(ii)	the original Cap of RMB8 billion provided for the Provision of Deposit Services under the Financial Services Framework Agreement (details of which are provided in the announcement of the Company dated 29 August 2016);

(iii)	the maximum historical daily balance of the deposits of the Group with the Finance Company was close to RMB8 billion during the fourth quarter of 2017 (as provided above which had indicated that the original Cap for the year ended 31 December 2017 has been nearly fully utilized). The original Cap is insufficient to cover the need of the Group; and

(iv)	the stable growth of the aviation transportation industry, the operation scale of the Company and the increase of the deposits and loans demand.

Historical figures

The historical figures relating to the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services, during the three financial years ended 31 December 2017 and three months ended 31 March 2018, were as follows:

	Balance of the deposits placed with the Finance Company as at RMB (’000,000)	Balance of the outstanding loans provided by the Finance Company as at RMB (’000,000)	Deposit interest income received from the Finance Company for the financial period ended RMB (’000,000)	Loan interest payable to the Finance Company for the financial period ended RMB (’000,000)	Other financial services fee payable to the Finance Company RMB (’000,000)	Other financial services fee received from the Finance Company RMB (’000,000)
31 December 2015	2,934	0	70	4	0	18.8
31 December 2016	3,759	0	33.91	18.50	0	25.54
31 December 2017	6,095	431	56.95	21.63	0	26.36
31 March 2018	4,451	426	23.04	4.20	0	7.02

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the three financial years ended 31 December 2017 and three months ended 31 March 2018, were as follows:

	For the financial year ended 31 December RMB (’000,000)			For the three months ended 31 March RMB (’000,000)
	2015	2016	2017	2018
Maximum daily amount of deposits placed by the Group	5,934	6,991	7,622	7,939
Maximum daily amount of outstanding loans owed by the Group	500	0	1,324	431

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because a relatively large portion of the bank loans of the Group for the business need (i.e. payment for consideration of aircraft, etc.) is denominated in US dollars (instead of in RMB), so as to meet the business operation need and facilitate daily financial operation of the Group.

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the revision of the Cap

The Directors have been closely monitoring the Provision of Deposit Services. However, in light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Framework Agreement. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement on 27 April 2018 to revise the Cap for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion in order to comply with Rule 14A.54 of the Listing Rules.

The main reasons for the election by the Company to continue to use the Finance Company for the Provision of the Deposit Services are as follows:

•	the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC (currently CBIRC);

•	the total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC banks can offer to the Group;

•

the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds

25.28% equity interest directly, and 8.70% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•	(i) pursuant to the relevant regulations of the PBOC and the CBIRC, the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group); and (ii) the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAH Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group. Having said so, due to the facts the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group), the Finance Company also faces a higher customer concentration risk than other commercial banks, whose customers are open to the public. However, as the Finance Company is a non-wholly-owned subsidiary of CSAH which is owned as to approximately 66.02% by CSAH and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries, the Finance Company is able to gain access to the details of financial positions of its customers, and can obtain sufficient information in advance to determine whether to grant the loan to the applicant, which is very unlikely for most of the commercial banks to evaluate their customers. As a result, the high customer concentration risk is mitigated;

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralized funds management and shorten the transit time for fund transfer;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAH, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the CSAH Group; and the relevant capital flows are kept within the CSAH Group;

•	the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•	in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and

•	as the Company is independent from CSAH in respect of its assets, businesses, personnel, finance and organizational structures, CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•	according to the above undertakings made by CSAH, the Board considers that due to (i) the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of relevant laws and regulations these regulatory authorities, and (ii) the business and operations of the Finance Company have been in a sound and solid conditions, CSAH have a sound basis to make such undertakings that “the deposits placed with and loans from the Finance Company of the Company are definitely secure”, which means CSAH considers there would be no risks for the Group on the deposits placed with and loans from the Finance Company, and CSAH would assume any risks caused by the deposits placed with and loans from the Finance Company. Taking account into the undertakings made by the CSAH and the other reasons as set out in the announcement, including but not limited to (i) the business and operation of the Finance Company is highly regulated and are in compliance with the laws and regulations; (ii) the operating results and financial performance of the Finance Company is a health condition; and (iii) the historical transaction between the Group and the Finance Company are running well, the Board is also of the view that the deposits placed with and loans from the Finance Company are secure; and

•	the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn)) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services contemplated under the Financial Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

The Board (excluding the independent non-executive Directors whose view will be expressed in the circular) considers that the terms of the Supplemental Agreement and the revised Cap in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAH Group. CSAH, the controlling shareholder of the Company, directly and indirectly holding approximately 50.65% equity interests in the Company as at the date of this announcement, is a connected person of the Company. The Finance Company is a non-wholly owned subsidiary of CSAH thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As the relevant applicable percentage ratios for the revised Cap is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Chapter 14A of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the revised Cap is higher than 5% and less than 25% on an annual basis, the Provision of Deposits Services also constitute a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by the Group from a connected person, which are on normal commercial terms or better terms than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and independent shareholders’ approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2019, which fall within the de minimis threshold set out in the Rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements of the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Supplemental Agreement. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

An Independent Board Committee has been formed to advise the terms of the Supplemental Agreement and the revised Cap. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement and the revised Cap.

CSAH and its associates, who were directly and indirectly holding an aggregate of 5,109,590,665 Shares (representing approximately 50.65% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting in respect of the proposed resolution to approve the Supplemental Agreement and the revised Cap in the general meeting.

The Company will continue to comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Supplemental Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

FURTHER INFORMATION

The Company will send a circular containing, among other things, a letter of advice from the Independent Financial Adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the Supplemental Agreement and the revised Cap on or before 18 May 2018.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Group (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Framework Agreement

“CBIRC”	China Banking and Insurance Regulatory Commission

“CBRC”	China Banking Regulatory Commission, which is now replaced by CBIRC

“CIRC”	China Insurance Regulatory Commission, which is now replaced by CBIRC

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAH Group”	CSAH and its subsidiaries

“Directors”	directors of the Company

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Financial Services Framework Agreement”	the financial services framework agreement dated 29 August 2016 entered into between the Parties

“Group”	the Company and its subsidiaries

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Supplemental Agreement and the revised Cap

“Independent Financial Adviser”	Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement and the revised Cap

“Independent Shareholders”	shareholders of the Company other than CSAH and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	the Company and the Finance Company

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement”	the agreement supplemental to the Financial Services Framework Agreement dated 27 April 2018 entered into between the Parties to revise the Cap

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 April 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.